SECURITIES AND EXCHANGE COMMISSION

                       SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  PETHEALTH SYSTEMS, INC.
                        COMMON STOCK

                        716381-10-8
                       (CUSIP NUMBER)

                    RICHARD I. ANSLOW
                 4400 ROUTE 9, 2ND FLO0R
                    FREEHOLD, NJ 07728
                       (732) 409-1212

                     OCTOBER 19, 1999
       ---------------------------------------------

  (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S.
Identification Nos. of Above Persons (entities only):

                JAGERTON RESEARCH LIMITED

(2) Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:
Number of Shares Beneficially Owned by Each Reporting Person
With

(7) Sole Voting Power: 672,500

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 672,500

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person: 672,500

(12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 58%

(14) Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

PetHealth Systems, Inc. Common Stock, no par value.
4400 Route 9 South, 2nd Floor
Freehold, New Jersey 07728

ITEM 2. IDENTITY AND BACKGROUND.
(a)      Name: Jagerton Research Limited
(b)      Address: c/o Richard I. Anslow & Associates
                      4400 Route 9 South, 2nd Floor
                      Freehold, New Jersey 07728
(c) Jagerton Research Limited- Investment, research and development in technology related companies.
(d)      None.
(e)      None.
(f)      Citizenship. British Virgin Islands

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The Reporting Person, Jagerton Research Limited, acquired the shares of Issuer in exchange for the sum of $225,000 paid from its personal funds.

ITEM 4. PURPOSE OF TRANSACTION.
The acquisition by the Reporting Person is part of a change
in control of the Issuer by the Reporting Person in
accordance with a Stock Purchase Agreement executed by the
Issuer, the Reporting Person and a third party representing
shareholders of the Issuer holding approximately58% of the
issued and outstanding common stock of the Issuer.  The
Issuer undertook a 1 for 100 reverse stock split of its
common stock to reduce its previously outstanding shares to
11,530 with all fractional shares being rounded into the
next whole share.  Common stock is the only outstanding
class of shares of the Company.    It is the intention of
the Reporting Person to acquire one or more operating businesses to be merged into the Issuer in exchange for issuance of the Issuer's common shares to the shareholders of such operating businesses. There can be no assurance, however, that such acquisitions will occur. The Reporting
Person, as the majority shareholder of the Issuer, elected
Richard I. Anslow, as the sole Director of the Issuer to replace all previous Directors of the Issuer who resigned.
No payments were made or agreed to be made for such change in control of the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Jagerton Research Limited acquired 672,500 of the issued and outstanding common shares of the Issuer. Such amount represented approximately 58% of the total issued and outstanding common shares of the Issuer. After the Issuer undertook its 1 for 100 reverse stock split as mentioned in 4. above, Jagerton Research Limited held 6,725 of the issued and outstanding common shares of the Issuer (which represented approximately 58% of the issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.

Other than as described in this Schedule D, the Reporting
Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Stock Purchase Agreement between Jagerton Research Limited,
PetHealth Systems, Inc. and Martin I. Saposnick
(representing several shareholders of PetHealth Systems, Inc.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date: November    , 1999

                     Signature: Jagerton Research Limited:
                                BY:
                                   ------------------------

                 STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT, entered into the 25th day of September 1998, by. between and among:
     JAGERTON RESEARCH LIMITED, or its assignees, a corporation whose address is c/o Richard I. Anslow, Esq., 4255 Route 9, Freehold, NJ 07728, hereinafter referred to as the "Purchaser";

     PETHEALTH SYSTEMS, INC., a corporation organized under the laws of the State of Colorado, with its principal offices located at 444 Madison Avenue Suite 17 1 0, New
York, New York 10022, hereinafter referred to as "PetHealth"; and

     MARTIN I. SAPOSNICK, whose office address is 444
Madison Avenue Suite 1710, New York, New York, hereinafter referred to as the "Representative," who represents certain of the shareholders of PetHealth who are collectively referred to herein as "Sellers."
All of the foregoing are sometimes herein collectively referred to as "the Parties."

                       WITNESSETH:

WHEREAS, PetHealth is a publicly held corporation whose common stock is traded in the over-the-counter market on the "Bulletin Board" and which currently has no business operations; and

WHEREAS, Sellers are the owners and holders of an aggregate of 720,000 shares of PetHealth common stock
(inclusive of an option to purchase 50,000 shares previously granted to Jeffrey Pearlman as set forth below) which constitutes Approximately SIXTY- TWO (62%) percent of the shares of the Common Stock (hereinafter referred to as the "Stock") of PetHealth; and

WHEREAS, Sellers, through Representative, desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, all of the Stock owned by Sellers for the consideration and under the terms hereinafter set forth; and

WHEREAS, PetHealth confirms that (i) there is authorized only one class of Common Stock of which there is issued and outstanding a total of 1,153,000 shares and no other security convertible into shares of common stock are issued and outstanding in PetHealth; and (ii) there are no warrants, options, rights or other obligations of any nature and kind whereby PetHealth would be obligated to issue any additional shares of Common Stock or of any other type or kind of security except for an option to Jeffrey Pearlman to purchase up to 50,000 shares at a price of $0.50 per share;

NOW, THEREFORE, in consideration of the promises and mutual representations. warranties and covenants herein contained, the Parties hereto accept and adopt this Stock
Purchase Agreement (the "Agreement"), and hereby specifically agree as follows:

1. Purchase of Seller's Stock. The Parties agree that at the Closing Date hereinafter specified and subject to the conditions hereof, Sellers, through their Representative, shall sell, assign and transfer to Purchaser free from any liens, claims or encumbrances, all of the Sellers' Stock in PetHealth (a total of 720,000 shares of Common Stock, inclusive of the option to purchase 50,000 shares at a price of $0.50 per share previously granted to Jeffrey Pearlman), and the Purchaser agrees to purchase acquire all of such Stock and option, subject to the conditions, covenants and agreements herein set forth and for the considerations hereinafter described, and upon payment in full of the consideration and performance of the other covenants and conditions hereof, Purchaser shall become the exclusive owner of the Stock.

2.        Consideration.
             a. Purchase Price. The Purchaser agrees to pay to Sellers the total sum of $97,700 as the purchase price for the Stock and option, plus compliance with such other obligations as are specifically set forth herein below;
             b.        Payment and Relief of PetHealth
Obligations.  In addition to the Purchase Price,
Purchaser shall pay the obligation to Ameristar Group, Inc. in the amount of $127,300, which payment shall be made on or before the Closing Date hereof. Such obligation shall be assigned to a party chosen by Purchaser.
             c.        Payment Upon Execution.  Upon
execution of this Agreement, Purchaser shall pay
Seller $119,980 as a deposit towards the purchase price. Seller's attorney, as part of such payment may release funds currently held by him belonging to Purchaser and shall hold in the place of such funds the Stock, together with appropriate Medallion Guaranteed Stock Powers in escrow until closing.

3. Delivery of Stock. On the Closing Date as set forth herein and subject to the payment of the consideration as set forth in Paragraph 2 of this Agreement, Sellers will deliver all of the Stock, in good transferable form, duly endorsed for transfer with all transfer taxes paid, if any. Upon execution of this Agreement Seller may not cause to be issued by PetHealth any additional shares from treasury or undertake any, stock splits. stock dividend or the like.

4.        Warranties and Representations of Sellers.
Sellers, through Representative, warrants and represents to the Purchaser the following:
             (a)        Seller hereby represents and
warrants to the Purchaser that the Stock is duly and validly issued, fully paid and non-assessable, and is free and clear of all voting trusts, agreements, arrangements, liens and all other encumbrances, claims, equities and liabilities of every nature, and Sellers, having duly taken all action required to transfer the Stock to the Purchaser, have the unqualified right to sell, assign and transfer the Stock to the Purchaser and to deliver clear and unencumbered title thereto and upon delivery of the Stock as herein provided, clear and unencumbered title thereto shall be conveyed to the Purchaser.
             (b)        Representative has full right power
and authority granted by each Seller of the Stock to enter into this Agreement on their behalf and to perform the duties to be performed by Representative herein including but not limited to the granting of direction of the payment of the Purchase Price by Purchaser;
             (c)        Sellers warrant that Purchaser has
been supplied by Representative a true and correct copy of the audited balance sheet and accounts of PetHealth for the year ended December 31, 1997 and unaudited statements for the period ended June 30, 1998, which information has been prepared in accordance with generally accepted accounting principles. Sellers further warrant that from the date of the financial statements described above until the date of this Agreement, and at the Closing Date, there has been or there will not be any event which would reflect any adverse change in the circumstances of or the financial condition of PetHealth. Sellers warrants that all liabilities of PetHealth are included in the financial information given to Purchaser and that upon payment of the obligations set forth in Paragraph 2(b) above, PetHealth will have no liabilities remaining on its balance sheet.
             (d)        PetHealth is a corporation duly
formed and in good standing under the laws of its state of incorporation and with all governmental or regulatory agencies;
             (e)        All filings required by all
regulatory agencies relating to PetHealth's status as a publicly held and trading corporation are current and properly made.
             (f) All taxes, state, federal and local are current with no amounts due.
             (g) Sellers warrant and represent that there are no suits, complaints, arbitration proceedings, regulatory agency proceedings, or contingent liabilities outstanding as of the date hereof or on the Closing date, which would result in liability or loss after the Closing
Date pertaining to the activities of PetHealth or which could adversely affect the right of any Seller in the Stock to be delivered hereunder.
             (h)        To the extent that any of the
parties whose Stock is being sold hereunder is a corporation, such party has taken all required corporate action to affirm and ratify the terms and conditions of this Agreement and this Agreement is the valid and binding corporate obligation of such party enforceable according to its terms.

5.        Warranties and Representations of Purchaser.
             (a)        Purchaser is a corporation duly
formed and in good standing under the laws of its incorporation and with all governmental or regulatory agencies having jurisdiction over its activities,
             (b)        Purchaser has taken all required
corporate action to affirm and ratify the terms and conditions of this Agreement and this Agreement is the valid and binding corporate obligation of such party enforceable according to its terms.

        6.        Covenant of Sellers.  At the Closing
together with the delivery of the Stock, Representative will deliver the duly tendered resignation of all officers and/or directors of PetHealth.

7. Indemnification. The parties agree to indemnify each other as follows:
             (a) In order to further induce Sellers to enter into this Agreement, and for other good and valuable considerations, receipt whereof is acknowledged, Purchaser agrees to indemnify Sellers, and their heirs and assigns, and to hold them harmless in respect of. (i) any action, claim, obligation and all liabilities of PetHealth of any nature, whether accrued, contingent, absolute or otherwise, which shall arise after the Closing Date, with respect to any action taken by Purchaser after the sale of the Stock from Sellers to Purchaser, and which would in any way subject Sellers to any personal liability, cost or obligation; (ii) any action, obligation, claim or liability arising from any breach of warranty, misrepresentation or covenant made in this Agreement; (iii) any damage or deficiency arising from any such action or failure to act; and (iv) all actions, suits, proceedings, demands, assessments, fines, judgements, costs, expenses or reasonable attorney's fees incident to the foregoing.
             (b)        In order to further induce the
Purchaser to enter into this Agreement, and for other good and valuable considerations, receipt whereof is hereby acknowledged, Seller agree to indemnify Purchaser and its successors and assigns, and to hold them harmless in respect of: (i) any action, claim, obligation and all liabilities of PetHealth of any nature, whether accrued, contingent, absolute or otherwise, which shall arise before the Closing Date due to undisclosed claims or obligations not set forth in PetHealth's financial statements or any other written document given to the Purchaser prior to the Closing Date; (ii) any action, obligation, claim or liability arising from any breach of warranty, misrepresentation or covenant made in this Agreement; (iii) any damage or deficiency arising from any such action or failure to act; and (iv) all actions, suits, proceedings, demands, assessments, fines, judgements, costs, expenses or reasonable attorney's fees incident to the foregoing: provided, however, that anything herein contained to the contrary notwithstanding, Sellers shall be responsible for those liabilities which are not disclosed to Purchaser before the Closing Date.

        8. Closing. The following provisions shall apply to a closing of the transaction contemplated by this
Agreement:
             (a)        The closing of the transactions
described in this Agreement (the "Closing Date") shall take place on October 1, 1998, or as may be otherwise agreed to by the parties in writing, and shall take place at such place and time as the parties may agree.
             (b)        Each party will comply with their
respective requirements at the Closing and will deliver appropriate documents and payment as called for by this Agreement.

        9.        Termination.  This Agreement may be
terminated and abandoned at any time prior to the Closing
Date upon the following conditions:
        (a)        By the mutual consent of the parties;
        (b)        By either party by giving written
notice to the other party if, in the bona fide judgement of such terminating party, there shall have been a violation of any covenant or agreement set forth herein;
or if any warranty or representation shall be untrue; or if such terminating party should, in his bona fide judgement, believes that the acquisition or sale is inadvisable by reason of any the existence or threat of a liability or obligation of such other person not previously known at the time of this Agreement.

10. Effect of Termination. In the event of the termination and abandonment of the purchase described herein and this Agreement as herein provided in Paragraph IO, notice shall be given to the person to be notified of the termination or abandonment as herein provided, and thereupon this Agreement shall become wholly void and of no effect, and there shall be no liability on the part of any person who is a party hereto, nor any liability for the Board of Directors, stockholders, officers or directors of PetHealth or any other party to this Agreement. Provided, however, each party reserves the right to bring any action for breach of this Agreement if such termination was not made in accordance with the provisions hereof. If any funds were paid to the Seller or any Stock transferred to the Purchaser prior to the termination as herein provided, then in such event, all sums will be returned to the Purchaser and all Stock will be returned to the Seller.

11. Nature and Survival of Representations. All representations, warranties and covenants made by a party to this Agreement shall survive the execution of this Agreement and the consummation of the transactions contemplated hereby. All of the parties hereto are executing and carrying out the provisions of this Agreement. and relying solely upon the representations, warranties and covenants contained in this Agreement and not upon any investigation upon which they or it might have made or any representation, warranties. agreements, promises or information. written or oral made by the other party, or by persons other than as specifically set forth herein

12. Miscellaneous. The following miscellaneous provisions shall apply to this Agreement:
             (a) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
             (b)        Entire Agreement.  This Agreement
constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution of this Agreement.
             (c) Successors. This Agreement shall be binding upon the parties hereto, and inure to the benefit of the parties, and their respective successors in interest and assigns.
             (d) Further Assurances. At any time and from time to time after the date hereof, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.
             (e) Waiver. Any failure on the part of any party hereto to comply with any of the obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.
             (f)        Notices.  All notices and
communications hereunder shall be made in writing and shall be deemed to have been given if delivered in person or sent by prepaid, first class, registered or certified mail, return receipt requested to each party hereto at the address set forth herein.
             (g) Severability. The parties to this Agreement hereby agree and affirm that none of the above provisions is dependent upon the validity or of any other provisions, and if any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.
             (h) Finder's Fees. The parties hereto acknowledge that no other party has acted as a finder in this transaction.
             (i)        Headings.  The section and
subsection headings in this Agreement are inserted for convenience only, and shall not affect in any way the meaning or interpretation of this Agreement.
             (j)        Governing Law.  The validity,
interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of New
York without giving effect to the principles of conflicts of laws thereof. The parties agree that any action. proceeding or claim arising out of or in any way relating to this Agreement shall be brought and enforced in the courts of the State of New York or of the United States of America for the Southern District of New York and each irrevocably submits to such jurisdiction.
The parties hereby irrevocably waive any objection to such jurisdiction or inconvenient forum. Any such process or summons to be served upon any of the parties may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, to the address set forth below hereof Such mailing shall be deemed personal service and shall be legal and binding upon the party served in any action. proceeding or claim.
             (k)        Amendment.  This Agreement or any
provision hereof, may not be changed, waived, terminated or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination or discharge is sought.

        IN WITNESS WHEREOF, the parties have executed this Agreement on the above written date.

JAGERTON RESEARCH LIMITED
By:/S/
   ---------------------------

PETHEALTH SYSTEMS, INC.
By:/S/
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/S/
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SHAREHOLDERS REPRESENTATIVE